AES gener

G.G. 2003 / 77 Santiago, 13 de Junio de 2003.

SUPERINTENDENCIA VALORES SEGUROS
13.06.2003
OFICINA DE PARTES

HECHO ESENCIAL

AES GENER S.A.

Sociedad Anónima Abierta S.A.

Registro de Valores N° 4272

Señores
Superintendencia de Valores y Seguros
Presente

Estimados señores:

De acuerdo a lo dispuesto en la Circular N° 660 de esa Superintendencia, informamos a ustedes que el Directorio de AES Gener S.A., en su Sesión Extraordinaria N° 77, celebrada el 12 de Junio de 2003, acordó someter a consideración de la Junta General Extraordinaria de Accionistas de la Compañía, a celebrarse el día 9 de Julio de 2003, a las 12:00 horas en Avenida El Bosque Sur N° 130, Piso 1°, Las Condes, el reparto de un dividendo definitivo adicional con cargo a las utilidades del ejercicio del 2002, por un monto de $3,67470 por acción, a ser pagado en dinero, a contar del día 5 de agosto del 2003.

Tendrán derecho a este dividendo los accionistas que se encuentren inscritos en el Registro de Accionistas de la Compañía con 5 días hábiles de anticipación a la fecha fijada para su pago, esto es, el día 30 de julio de 2003.

El dividendo estará a disposición de los accionistas en el Departamento de Acciones de la Sociedad, administrado por

2003060036227

G:\Legal\JUNTAS\9 de Julio de 2003 - Extr\Aviso Proposición Div SVS.doc

Sonda BPO S.A., en Av. Eliodoro Yánez N° 1215, Comuna de Providencia, Santiago.

Sin otro particular saluda atentamente a ustedes,

GERENCIA GENERAL AES gener

Luis Felipe Cerón Cerón
GERENTE GENERAL
AES GENER S.A.

cc: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Banco de Chile, Representante Tenedores de Bonos
Superintendencia de Administradora de Fondos de Pensiones
Fitch Ibca, Duff and Phelps Clasificadora de Riesgo
Feller Rate Clasificadora de Riesgo
Comisión Clasificadora de Riesgo

energía que hace la diferencia

G:\Legal\JUNTAS\9 de Julio de 2003 - Extr\Aviso Proposición Div SVS.doc